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                                                                    Exhibit 99.1

                                  CERTIFICATION

I, Lu Yiping, certify that this annual report on Form 20-F of Sinopec Shanghai Petrochemical Company Limited fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this annual report fairly presents, in all material respects, the financial condition and results of operation of Sinopec Shanghai Petrochemical Company Limited.

     Date: June 26, 2003                     /s/ Lu Yiping
                                            --------------------------------
                                            Lu Yiping, Chairman

NOTICE:

This certification is furnished pursuant to Section 906 of the Sarbanes-Oxley Act and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Sinopec Shanghai Petrochemical Company Limited and will be retained by Sinopec Shanghai Petrochemical Company Limited and furnished to the Securities and Exchange Commission or its staff upon request.